Exhibit 16.1

July 2, 2021

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K for the event that occurred on July 2, 2021, of FDCTech Inc. and Farber Hass Hurley LLP agree with the statements contained therein as much as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

Farber Hass Hurley LLP